Exhibit 3.1

ARTICLES OF AMENDMENT

TO

ARTICLES OF INCORPORATION

OF

GREEN OASIS ENVIRONMENTAL, INC.

We, the undersigned President and Secretary of Green Oasis Environmental, Inc., a Florida corporation (the "Corporation"), do hereby certify that the Board of Directors of said corporation, by unanimous written consent dated as of July 2nd, 2009, declared the advisability of and adopted resolutions to amend the Articles of Incorporation of the Corporation pursuant to the provisions of Section 607.1006, 1'lorida Statutes, this Florida Profit Corporation adopts the following Articles of Amendment to its Articles of Incorporation

I

Paragraph I of the Articles of Incorporation of the Corporation to be deleted and be amended to now read as follows:

FIRST.   NAME

The name of the corporation is: GLOBAL ENVIRO SOLUTIONS, INC. The mailing address of the Corporation shall be 17310-106 Avenue NW, Edmonton, Alberta, Canada, T5S 1H9.

II

Paragraph IV of the Articles of Incorporation of the Corporation to be deleted and be amended to now read as follows:

FOURTH.   CAPITAL STOCK

The aggregate number of shares of stock which the Corporation shall have the authority to issue is 2,000,000,000 shares of the par value of $0.001 per share designated as Common Stock and 10,000,000 shares of the par value of $0.001 per share designated as Preferred Stock. The Board of Directors is expressly authorized, prior to issuance, to prescribe the classes, series and the number of each class or series of stock and the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of stock, as follows:

a. The Preferred Stock may be issued from time to time by the Board of Directors, as shares of one or more series of Preferred Stock, and the board of Directors is expressly authorized, prior to issuance, to prescribe the following in the resolution or resolutions providing for the issuance of shares of each particular series:

(i) The distinctive serial designation of such series which shall distinguish it from other series;

(ii) The number of shares included in such series, which number may be increased or decreased From time to time unless otherwise provided by the Board of Directors in creating the series;

(iii)The annual dividend rate (or method of determining such rate) for shares of such series and the date or dates upon which such dividends shall be payable;

(iv) Whether dividends on the shares of such series shall be cumulative, and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative;

(v) The amount or amounts which shall be paid out of the assets of the Corporation to the holders of the shares of such series upon voluntary or involuntary liquidation, dissolution or winding up of the Corporation;

(vi) The price or prices at which, the period or periods within which, and the terms and conditions upon which the shares of such series may be redeemed, in whole or in part, at the option of the Corporation;

(vii) The obligation, if any, of the Corporation to purchase or redeem shares of such series pursuant to a sinking fund or otherwise and the price or prices at which, the period or periods within which, and the terms and conditions upon which the shares of such series shall be redeemed, in whole or in part, pursuant to such obligation;

(viii) The period or periods within which and the terms and conditions, if any, including the price or prices or the rate or rates of conversion and their terms and conditions of any adjustments thereof, upon which the shares of such series shall be convertible at the option of the holder into shares of any class of stock or into shares of any other series of Preferred Stock or other securities;

(ix) The voting rights, if any, of the shares of such series in addition to those required by law, including the number of votes per share and any requirement for the approval by the holders of a certain percentage of all Preferred Stock, or of the shares of one or more series, or of both, as a condition to specified corporate action or amendments to the articles of incorporation;

(x) The ranking of the shares of the series as compared with shares of other series of the Preferred Stock in respect of the right to receive dividends; and

(xi) Any other voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of stock not inconsistent herewith or with applicable law.

b. All shares of Preferred Stock shall rank senior to the Common Shares in respect of the right to receive dividends and the right to receive payments out: of the assets of the Corporation upon voluntary or involuntary liquidation, dissolution or winding up of the Corporation. Shares of any class or series may he issued as a share dividend in respect of shares of another class or series. The Corporation may issue uncertificated shares of some or all of the shares of any or all of its classes or series. All shares of Preferred Stock redeemed, purchased or otherwise acquired by the Corporation (including shares surrendered for conversion) shall be canceled and thereupon restored to the status of authorized but unissued shares of Preferred Stock undesignated as to series.

c. Except as otherwise provided by the Hoard of Directors in accordance with paragraph a, above in respect of any series of the Preferred Stock, all voting rights of the Corporation shall be vested in the holders of the Common and Preferred Stock who shall he entitled to one vote per share.

III

All other Articles set forth in the Articles of Incorporation shall remain unchanged.

IV

The foregoing Amendments were adopted on July 2nd. 2009

The Amendments were adopted by the Board of Directors without shareholder action and shareholder action was not required.

IN WITNESS HEREOF, Green Oasis Environmental, Inc. has caused the Articles of Amendment to be executed by its duly authorized Director and CEO on this 2nd day of July 2009.

GREEN OASIS ENVIRONMENTAL, INC.

By: /s/ Peter Margiotta
Peter Margiotta, President and Director

Acknowledged by:

/s/ Frank Pellizarri
Frank Pellizarri, Secretary and Director